April 17, 2009

Attn: Mr. Robert S. Littlepage Jr
Accounting Branch Chief, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Corus Entertainment Inc File No. 1-14992

Dear Mr. Littlepage,

This letter is to acknowledge that during a conference call on March 26, 2009, we received a request from you for further information and clarification related to our letter to you dated March 12, 2009.

As agreed, we expect to file a response to this request by Friday May 8, 2009.

Yours sincerely,

Thomas C. Peddie, FCA
Senior Vice-President and Chief Financial Officer
cc:       John M. Cassaday, President and Chief Executive Officer
            Gary Maavara, Vice President and General Counsel Ernst & Young